SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 August, 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

EXHIBIT 1.1 Transaction in Owns Shares released on  3 August 2010
EXHIBIT 1.2 Director/PDMR Shareholding released on  10 August 2010
EXHIBIT 1.3 Transaction in Own Shares released on  16 August 2010
EXHIBIT 1.4 Transaction in Own Shares released on  17 August 2010
EXHIBIT 1.5 Director/PDMR Shareholding released on  27 August 2010
EXHIBIT 1.6 Total Voting Rights released on  31 August 2010

Exhibit 1.1

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  3 August 2010

BP p.l.c. announces that it transferred 457 ordinary shares on 2nd August to participants in its employee share schemes at a price of  420.00 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,856,833,612 ordinary shares in Treasury, and has 18,790,267,354 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  10 August 2010

BP p.l.c. was advised on 10 August 2010 by Computershare Plan Managers that on 10 August 2010 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.3275 per share through participation in the BP Sharematch UK Plan
:-
Directors

Dr A.B. Hayward          73 shares
Mr I.C. Conn                 73 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                 73 shares
Mr S. Westwell             70 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.3

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  16 August 2010

BP p.l.c. announces that it transferred 594,969 ordinary shares on 13th August to participants in its employee share schemes at prices between 364.80 pence per share and 641.10 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds1,856,237,859 ordinary shares in Treasury, and has 18,790,878,407 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.4

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  17 August 2010

BP p.l.c. announces that it transferred 1,635 ordinary shares on 16th August to participants in its employee share schemes at prices between 420.0 pence per share and 441.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,856,236,224 ordinary shares in Treasury, and has 18,790,880,042 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.5

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  27 August 2010

BP p.l.c. was notified on 26 August 2010, by Mrs C Shorten Conn a connected person of Mr I.C. Conn, a Director of BP p.l.c., that, following enquiries made by her,  she had been informed on 26 August 2010 by Lloyds TSB, the manager of her ISA, of the following transactions in BP shares.

On 8 March 2006 Lloyds TSB sold 57 BP Ordinary Shares (ISIN number GB0007980591) at £6.29.

On 2 November 2007 Lloyds TSB sold a further 105 BP Ordinary shares at £6.22 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.6

BP p.l.c. -  Total Voting Rights
BP p.l.c. -  31 August 2010

Voting Rights and Capital - Transparency Directive Disclosure

London 31 August 2010

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,790,882,558 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,795,965,058. This figure excludes (i) 1,856,233,708 ordinary shares which have been bought back and held in treasury by BP; and (ii) 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 6 September 2010

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary